As filed with the Securities and Exchange Commission on March 15, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
(Amendment No. 1)

JAVELIN MORTGAGE INVESTMENT CORP.
(Name of the Issuer)

JAVELIN MORTGAGE INVESTMENT CORP.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

47200B104
(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer, Treasurer and Secretary

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive, Suite 201

Vero Beach, Florida  32963 (317) 262-4666

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Richard A. Silfen, Esq.

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$85,558,842.11	$8,615.78

*   Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying 11,866,691 shares of common stock, par value $0.001 per share, of JAVELIN Mortgage Investment Corp. outstanding by the estimated tender offer price of $7.21 per share as of March 4, 2016. The calculation was made on the basis of the cash to be paid if all securities being sought are purchased and the tender offer expires on April 1, 2016.

** Calculated, in accordance with Rule 0-11(d).

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,615.78	Filing Party: JMI Acquisition Corporation, a wholly-owned subsidiary of ARMOUR Residential REIT, Inc.
Form or Registration No.: Schedule TO (File No. 005-87204)	Date Filed: March 7, 2016

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION CONTEMPLATED HEREIN; PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Purpose of Amendment

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto, filed by JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 10, 2016 (as amended from time to time, the “Schedule 13E-3”).  The filing person is the subject company.  The Schedule 13E-3 relates to the cash tender offer (the “Offer”) by JMI Acquisition Corporation, a Maryland corporation (“Acquisition”) and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc., a Maryland corporation (“ARMOUR” and, together with Acquisition, the “Offerors”), to purchase all of the issued and outstanding shares of the Common Stock, par value $0.001 per share (the “Shares”), at a per Share price equal to an amount in cash per Share equal to 87% of the book value per Share (as calculated in accordance with the Merger Agreement), as of 5:00 P.M. New York City time on the date that is ten (10) business days prior to the expiration of the Offer, which we currently anticipate to be March 18, 2016, net to the holders thereof, in cash, without interest thereon and less any required withholding taxes.  The terms of the Offer, and the conditions to which it is subject, are set forth in a Schedule TO (the “Schedule TO”) filed by ARMOUR and Acquisition, which contain as exhibits an Offer to Purchase dated March 7, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer).

The information in the Schedule 13E-3 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 13E-3, except that such information is hereby amended and supplemented to the extent specifically provided in Amendment No. 1. Capitalized terms used in the Amendment No. 1 without definition shall have the meanings specified in the Schedule 13E-3.

The information contained in the Solicitation/Recommendation Statement (Amendment Nos. 1 and 2) on Schedule 14D-9, filed by the Company with the SEC on March 10, 2016 and March 15, 2016, respectively, copies of which are incorporated by reference hereto as Exhibits (a)(2)(B) and (a)(2)(C), respectively, and the information contained in the Tender Offer Statement (Amendment Nos. 1 and 2) on Schedule TO, filed by the Offerors with the SEC on March 10, 2016 and March 15, 2016, respectively, copies of which are incorporated by reference hereto as Exhibits (a)(1)(G) and (a)(1)(H), respectively, is incorporated herein by reference and hereby amends, supplements and restates, as the case may be, the Schedule 13E-3.

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Item 16.     Exhibits.

Item 16 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Exhibit

(a)(1)(G)	Tender Offer Statement (Amendment No. 1) on Schedule TO (incorporated by reference to the Schedule TO (Amendment No. 1) filed by ARMOUR and Acquisition with the SEC on March 10, 2016).

(a)(1)(H)	Tender Offer Statement (Amendment No. 2) on Schedule TO (incorporated by reference to the Schedule TO (Amendment No. 2) filed by ARMOUR and Acquisition with the SEC on March 15, 2016).

(a)(2)(B)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 (Amendment No. 1) filed by the Company with the SEC on March 10, 2016).

(a)(2)(C)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 (Amendment No. 2) filed by the Company with the SEC on March 15, 2016).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2016	JAVELIN MORTGAGE INVESTMENT CORP.

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer, Treasurer and Secretary

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